DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

ROBERT H. BERGDOLT robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

September 16, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 0409
Charito A. Mittelman, Esq., Mail Stop 0409

	Re:	KBS Real Estate Investment Trust, Inc.
Registration Statement on Form S-11/A-1
Filed August 10, 2005
Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for your letter dated September 2, 2005. We appreciate your reviewing our filing. Set forth below are your comments and our proposed responses.

Form S-11

1.	We note your responses to previous comments 1 and 2. We may have further comment once you have submitted any additional material requested.

Response: If the Company decides to use any gatefold information, we will promptly submit these materials to you. The Company will submit any promotional materials and sales literature to you before first use.

2.	We note your response to previous comment 3. Please revise the chart to include the ownership interest of the executive officers over GKP Holdings, PBren Investments, and Schreiber Real Estate Investments in the chart rather than in the footnotes. Please also clarify in a footnote or otherwise that Peter McMillan is an Executive Vice President, Treasurer, Secretary and Director of KBS REIT, that

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Securities and Exchange Commission

September 16, 2005

Keith Hall is an Executive Vice President, that Peter Bren is your President, and that Charles Schreiber is your Chief Executive Officer and a Director. Please also revise to disclose the extent to which the executive officers of the registrant have received or will receive compensation from the registrant for services provided in their capacity as principals of the advisor, dealer manager, or their affiliates.

Response: We have made the requested revisions. See “Who owns and controls the advisor?”

Cover Page

3.	We note your response to previous comment 9. Please make a conforming change to the reference in the second paragraph that discounts are available for “certain” categories of purchasers as described under the “Plan of Distribution.” In this connection, please revise to substitute for the use of the word “certain” and the cross reference to the “Plan of Distribution” an explanation that volume discounts are available to investors who purchase more than 50,000 shares through the same participating broker-dealer.

Response: We have made the requested revisions on the cover.

4.	We reissue previous comment 12 as it relates to the risk factor regarding your ability under your organizational documents to pay distributions from the proceeds of the offering. You may include disclosure relating to your general policy of not paying distributions from offering proceeds. Please also revise here and throughout your document, including in response to previous comment 46, to use the 300% of net assets figure consistent with your charter and the NASAA Guidelines.

Response: We have included a risk factor on the cover and in the summary to state that our organizational documents permit us to make distributions from any source, including offering proceeds.

We believe that the presentation used in the prospectus most clearly expresses the Company’s borrowing limit to investors. The language used in the prospectus is mathematically equivalent to the language used in the Company’s charter but avoids the necessity of defining net assets. In the prospectus we state that, unless approved by the conflicts committee, the Company’s borrowing policies do not limit it from incurring debt until borrowings would exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of all of its assets. The Company’s charter limits borrowings to 300% of net assets (cost, before deducting depreciation or other non-cash reserves, less total liabilities), unless approved by the conflicts committee.

Securities and Exchange Commission

September 16, 2005

When borrowings equal 75% of the cost of assets, then borrowings equal 300% of net assets (defined as cost of assets less liabilities) as shown below.

Borrowings = 300% of Net Assets

Net Assets = Cost of Assets – Borrowings

Borrowings = 300% (Cost of Assets – Borrowings)

Borrowings = 3(Cost of Assets) – 3(Borrowings)

4(Borrowings) = 3 (Cost of Assets)

Borrowings =  3/4 (Cost of Assets)

We believe that the language used in the prospectus is a more straightforward presentation of this information. We note that Cole Credit Property Trust II, Inc., another public, non-traded REIT, also expresses its borrowing limit in a similar manner in its prospectus.

Summary

Will you use leverage? page 7

5.	In your response to previous comment 17, please balance your disclosure by stating that the amount of leverage may reduce the amount of distributions to investors. Please clarify whether your policy for borrowing in the early stages of development is unlimited once you have sought and obtained board approval to borrow beyond the 75% limit. Tell us also how you calculated the debt financing figure of 50% of the value of your real estate investments.

Response: We have revised the disclosure to note that high levels of debt may reduce the amount of cash available for distribution and that the Company’s charter requires a majority of the conflicts committee to approve each borrowing in excess of the 75% limit. We have also clarified that upon fully investing the proceeds of the offering the expected debt level is 50% of the cost of the Company’s real estate investments (before deducting depreciation or other non-cash reserves) plus the value of the Company’s other assets.

What conflicts of interest will your advisor face? page 8

6.	In your response to previous comment 19, please remove the mitigating language contained in the penultimate paragraph on this page.

Response: We have made the requested revision.

Securities and Exchange Commission

September 16, 2005

If I buy shares, will I receive dividends and how often? page 13

7.	We note the statement that “as explained below, for tax purposes a portion of your distribution will be treated as a return of capital.” Please revise to clarify the circumstances under which a distribution will be treated as a return of capital.

Response: We have revised the statement in this section to explain that for tax purposes the portion of an investor’s distribution that exceeds the Company’s current or accumulated earnings and profits will be treated as return of capital to the extent of his adjusted tax basis in his shares and thereafter will be treated as a capital gain.

How does a “best efforts” offering work? What happens if you don’t raise at least $2,500,000 in gross proceeds? page 15

8.	We are still considering your responses to previous comment 31 and 66 and may have further comment.

Response: Please let us know if you would like us to provide any additional information with respect to this matter.

Management, beginning on page 49

9.	We note your response to previous comment 38 and the added organizational chart. Please also quantify the ownership interests in the Management section as previously requested.

Response: We have revised the biographies of Messrs. Bren, Schreiber, McMillan and Hall to quantify their ownership interests in the advisor, the dealer manager and their affiliates.

Prior Performance, page 89

10.	We note your response to previous comment 47. It appears from the terms of some of the agreements that the limited partners have decision making authority in the investment of funds in real property and that the general partner may not act without the approval of the limited partners in acquiring property or making investment decisions on behalf of the limited partnership without approval from the limited partners. For example, we note section 6 of the Investment Management Agreement with the Teachers Retirement System of the State of Illinois (relating to separate accounts 6/93, 10/94, 5/96, and 3/03), and page 16 of exhibit A to that agreement. We note section 7.3(a) of the agreements with Separate Account 10/04, SM Brell, L.P., and with Separate Account 1/98. Since the investors in those agreements play a central role in the investment decision making process and do not appear to be passive investors, it does not appear that

Securities and Exchange Commission

September 16, 2005

these are the types of prior programs that should be included in your discussion of prior performance as contemplated under Guide 5. Please delete the references to programs where investors play a central role in investment decision making for the program or advise further.

Response: Two pension fund investors in seven of the seventeen funds discussed in the “Prior Performance Summary” section of the prospectus have approval rights with respect to assets purchased by the funds in which they have invested. However, these investors did not “play a central role in the investment decision making process.” The KBS advisor did all of the work to identify and present the acquisition opportunity, and the opportunities were routinely approved by the investor at issue. On only two occasions did one of these investors not approve a property acquisition presented by the KBS advisor.

The fact that investors in some prior programs had approval rights with respect to acquisitions does not render KBS’s role with the prior programs dissimilar to KBS Capital Advisor’s role for the Company. In fact, the role of the Company’s independent directors in approving acquisitions selected by KBS Capital Advisors is likely to be much more active than that of the two pension funds at issue here.

The services that KBS Capital Advisors will provide to the Company are very similar to those that the KBS advisor provided to all of the prior programs discussed in the prospectus. In each case, the advisor had responsibility for selecting and negotiating acquisitions, asset management, dispositions, development and overseeing leasing and property management. Because of this similarity in roles, the information included in the prior performance summary regarding the seven prior programs at issue here is relevant to a decision to invest in the Company’s offering.

We note that Hines Real Estate Investment Trust, Inc., another public, nontraded REIT, discloses that the Hines advisor did not have complete discretion over the investment decisions of five funds presented in the prior performance summary of its prospectus, some of which are also represented in the prior performance tables included in the Hines prospectus.

11.	In your response to previous comment 50 and 62, we note your statement that the excess distribution was “generally attributable” to the release of cash reserves generated from prior years’ operations. Please disclose specifically the sources of

Securities and Exchange Commission

September 16, 2005

distribution other than from excess cash generated from operations in prior periods.

Response: For each of the funds in Table III that made distributions in excess of cash generated from operations during the periods represented, we have included a footnote to disclose the source of the distributions.

12.	In your response to previous comment 50 we note your statement that you have included disclosure that the properties owned by the funds have already generated $4.5 billion in operating cash flow and sales proceeds to “complete the summary description of the sponsor’s track record.” We reissue the comment asking you to present a more balanced summary of the results of operations of these programs as disclosed in Table III. Further, the aggregation of cash flows and sales proceeds of 17 funds does not appear to provide investors with meaningful information regarding the sponsor’s track record.

Response: We have made the requested revision, deleting the reference to the $4.5 billion in operating cash flow and sales proceeds and discussing how adverse general economic conditions have affected the performance of the prior funds.

Federal Income Tax Considerations, page 89

13.	We note your response to previous comment 51 and reissue the comment. Please revise to reflect that you have received an opinion of counsel which opinion must speak as of the effective date and must be filed prior to effectiveness.

Response: We have filed as an exhibit to the registration statement the form of tax opinion that DLA Piper Rudnick Gray Cary US LLP will render to the Company. So that the opinion is issued as close in time as possible to the effective date of the registration statement (i.e., within a few days of effectiveness), DLA Piper Rudnick Gray Cary US LLP will issue the opinion on the date of or immediately preceding the date of filing the Company’s final pre-effective amendment to the registration statement.

14.	We note your response to previous comment 52. Please revise to clarify that DLA Piper Rudnick Gray Cary US LLP has opined that you were organized in conformity with the requirements for qualification and taxation as a REIT and that your proposed method of operation will allow you to meet the requirements for qualification and taxation as a REIT under the Code rather than that you expect them to render an opinion on this issue.

Response: Please see the response to comment 13. We will make the requested revision in the final pre-effective amendment to the Company’s registration statement.

Securities and Exchange Commission

September 16, 2005

15.	We note your statement on page 95 that the opinion of DLA Piper Rudnick Gray Cary US LLP will be based on various assumptions and will be subject to limitations. Please revise to briefly describe those assumptions and limitations.

Response: We have revised the disclosure to state that the opinion of DLA Piper Rudnick Gray Cary US LLP will be based on various assumptions relating to the Company’s organization and operation and will be conditioned on representations made by the Company regarding its organization, its assets and the past, present and future conduct of its operations.

Consolidated Balance Sheet

Notes to Consolidated Balance Sheet

Summary of Significant Accounting Policies

Organization, Offering and Related Costs, page F-8

16.	We note your response to prior comment 57 and still do not understand the considerations that you made in determining that reimbursement of the $785,000 of organization and offering costs is not probable or estimable. Specifically confirm whether or not you believe it is likely that you will be able to sell enough shares in the offering to achieve the minimum offering level and, separately, the level that the full $785,000 in costs will be reimbursed to the advisor. Please clarify what it means that the reimbursement will not exceed 15% of gross offering proceeds on a continuing basis. Does it mean that organizational costs incurred by the advisor as of June 15, 2005 may be reimbursed in a subsequent period or year and that it is likely that all costs will be reimbursed at some point as long as you are able to achieve a sales breakeven point in the future? Additionally, please advise if you have considered SOP 98-5 and SAB Topic 1B in reaching your determination on how to account for organization and offering costs incurred through June 15, 2005.

Response: The $785,000 of organization and offering costs are not recorded on the consolidated balance sheet of the Company because such costs are not a liability of the Company until (i) the advisory agreement is executed and (ii) subscriptions for the minimum number of shares (representing $2.5 million in gross offering proceeds) are received and accepted by the Company. Further, these costs will only become a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of gross offering proceeds.

Organization costs incurred by the advisor as of June 15, 2005 may be reimbursed in a subsequent period if the advisory agreement is executed, the Company has raised the minimum offering amount and such reimbursement would not cause the

Securities and Exchange Commission

September 16, 2005

selling commissions, dealer manager fees and other organization and offering expenses borne by the Company as of the date of reimbursement to exceed 15% of gross offering proceeds. Since selling commissions, the dealer manager fee and other organization and offering expenses are limited to 15% of gross offering proceeds, the Company will need to raise approximately $14.3 million in gross offering proceeds for the entire $785,000 of costs at June 15, 2005 to be reimbursed by the Company to the advisor. The Company believes it will raise over $14.3 million; however, the Company’s success in raising offering proceeds is not known at this time. If the Company raises the minimum offering amount but is unable to raise $14.3 million, the advisor’s right to receive reimbursement for these costs will be limited to approximately 5.5% (after payment of selling commissions and dealer manager fees) of gross offering proceeds.

We have considered SAB Topic 1B and SOP 98-5 in our determination of how to account for organization and offering costs. We do agree that these costs would have been incurred by the Company had it been acting on its own; however, under the proposed advisory agreement, repayment is subject to the events and limitations outlined above. Therefore, these costs are not a liability of the Company under SFAS 5 and SAB Topic 1B. As these costs become a liability of the Company, we plan to expense these costs as required under SOP 98-5. In addition, as required by SAB Topic 1B, we have provided footnote disclosure of what the organization and offering costs would have been on a stand-alone basis.

17.	We note your disclosure that the $785,000 in costs are not recorded in the financial statements as of June 15, 2005 because such costs are not a liability until the advisory agreement is executed and the terms related to the reimbursement of such costs are determined. Based upon your response to prior comment 57, it appears that the execution of the advisory agreement is virtually assured and that it will include terms substantially identical to those disclosed in this filing. As such, please revise your disclosure.

Response: The Company does expect the advisory agreement to be executed in the form disclosed in the registration statement. The form of advisory agreement is filed as an exhibit to amendment no. 2 to the registration statement. We have revised footnote 2 to the Company’s consolidated balance sheet, “Summary of Significant Accounting Policies — Organization, Offering and Related Costs,” to expand on the terms under which organization and offering costs would become an obligation of the Company and be recorded as a liability on its balance sheet. We note that several other non-traded, public REITs, including Hines Real Estate Investment Trust, Inc., Cole Credit Property Trust II, Paladin Realty Income Properties, Inc. and Cornerstone Core Properties REIT, Inc., have treated and disclosed the treatment of organization and offering costs in a similar manner.

Securities and Exchange Commission

September 16, 2005

Performance Tables, beginning on page F-13

Table II

18.	We refer to your response to previous comment 59 and reissue the comment. We note from disclosure in the introduction to the tables on page F-13 your statement that all prior programs contained in the tables had investment objectives similar to the registrant. However, Instruction 3 to Table II provides that only nonpublic programs with dissimilar investment objectives should be grouped together or aggregated.

Response: We have made the requested revision to Table II.

Table III, Commingled Account 6/99

19.	We note your response to prior comment 62. We also note that amounts distributed in commingled account 6/99 during the years 2000 and 2001 were in excess of cash generated from operations and sales during those same years by approximately $270,000 and $1,017,000, respectively. Please advise whether the excess distributions mentioned above can be attributed to the release of cash reserves generated from operations and sales during the period from June 1999 to December 1999 or otherwise help us to understand the source for the excess distributions.

Response: The distributions in excess of cash generated from operations made by Commingled Account 6/99 during the years 2000 and 2001 were funded from cash generated from operations during the period from June 1999 to December 1999. We have included a footnote in Table III to disclose this information.

20.	We note your response to previous comment 63. As previously requested, please identify the unconsolidated subsidiary and disclose any affiliation between the unconsolidated subsidiary and Separate Account 12/98.

Response: We have included additional disclosure about this subsidiary in the registration statement. Because we would like the identity of the subsidiary to be treated confidentially, we would like to provide the name of the subsidiary to you orally.

Part II

Item 33. Recent Sales of Unregistered Securities

21.	Please revise to clarify here and throughout Part II, to whom you are referring when you refer to the “Company.” In this connection, we note your statement that “the Company” and KBS REIT filed Articles of Merger and KBS REIT was merged into the Company.

Securities and Exchange Commission

September 16, 2005

Response: We have made the requested revision.

Very truly yours,

/s/ Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer

KBS Real Estate Investment Trust, Inc.